Filed Pursuant to Rule 433

Registration No. 333-165610

Final Term Sheet dated March 22, 2011

Ally Financial Inc.

40,870,560 Shares of Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A

Liquidation Amount $25 Per Share

Issuer:	Ally Financial Inc. (“Ally”)

Selling Securityholder:	GM Preferred Finance Co. Holdings LLC

Title of Securities:	8.500% Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A (“Series A Preferred”)

Shares Offered:	40,870,560 shares of Series A Preferred

Expected Issue Ratings:	Caa1/CC/B (Moody’s/S&P/Fitch)

Trade Date:	March 22, 2011

Settlement Date:	March 25, 2011 (T + 3 days)

Liquidation Amount:	$25 per share

Aggregate Liquidation Amount:	$1,021,764,000

Proceeds to Selling Securityholder:	$1,003,883,130

Public Offering Price:	$25 per share of Series A Preferred

Dividends:	Beginning March 25, 2011 to but excluding May 15, 2016, dividends on the Series A Preferred will accrue at a rate of 8.500% per annum on the liquidation amount (the “Fixed Rate”). Beginning on May 15, 2016, dividends on the Series A Preferred will accrue at an amount per annum equal to Three-Month LIBOR plus 6.243% (the “Floating Rate”).

“Three-Month LIBOR” means with respect to any Dividend Period during the Floating Rate Period, the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period, as applicable, commencing on the first day of that Dividend Period that appears on the Reuters Screen LIBOR as of 11:00 a.m. (London time) on the LIBOR Determination Date for that Dividend Period, as the case may be. If such rate does not appear on Reuters Screen LIBOR, Three-Month LIBOR will be determined on the basis of the rates at which deposits in United States dollars for a three-month period commencing on the first day of that Dividend Period, as applicable, and in a principal amount of not less than $1 million are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with Ally), at approximately 11:00 a.m., London time, on the LIBOR Determination Date for that Dividend Period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that Dividend Period, as applicable, will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, Three-Month LIBOR with respect to that Dividend Period, as applicable, will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that Dividend Period, as applicable, for loans in United States dollars to leading European banks for a three-month period, as applicable, commencing on the first day of that Dividend Period and in a principal amount of not less than $1 million. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, Three-Month LIBOR for that Dividend Period, as applicable, will be the same as Three-Month LIBOR as determined for the previous interest period or, in the case of the Dividend Period beginning on May 15, 2016, 0.30900%. The establishment of Three-Month LIBOR for each Dividend Period during the Floating Rate Period by the calculation agent shall (in the absence of manifest error) be final and binding.

“LIBOR Determination Date” means the second London Banking Day immediately preceding the first day of the relevant Dividend Period.

Dividend Record Dates:	With respect to the Dividend Payment Dates of February 15, May 15, August 15 and November 15 of each year, respectively, the preceding February 1, May 1, August 1 and November 1, or such other date, not more than seventy calendar days prior to the Dividend Payment Date, as shall be fixed by the Board of Directors or any duly authorized committee thereof with respect to such dividends.

Dividend Payment Dates:	At the Fixed Rate from March 25, 2011 to but excluding May 15, 2016 (the “Fixed Rate Period”), quarterly in arrears, without accumulation of any undeclared dividends, commencing on May 15, 2011, and thereafter at the Floating Rate (the “Floating Rate Period”), quarterly in arrears, without accumulation of any undeclared dividends, commencing on August 15, 2016, in each case on the 15th day of February, May, August and November of each year (each, a “Dividend Payment Date”).

Dividend Period:	The period from and including a Dividend Payment Date to but excluding the earlier of a Redemption Date and the next Dividend Payment Date, except that the initial Dividend Period will commence on and include March 25, 2011 and will end on and exclude the May 15, 2011 Dividend Payment Date.

Day Count:	During the Fixed Rate Period, 30/360. During the Floating Rate Period, Actual/360.

Redemption:	Subject to obtaining any required regulatory approvals, compliance with Ally’s replacement capital covenant agreement, and compliance with any other restrictions contained in the terms of any other series of Ally stock, Ally may redeem all or any portion of the outstanding shares of Series A Preferred on any Dividend Payment Date at any time on or after May 15, 2016.

Underwriting Discounts and Commissions:	The Underwriters will receive discounts of $0.4375 and commissions of $0.1500 per share of Series A Preferred, except that for sales to certain institutions, the discounts will be $0.4375 per Series A Preferred; or $18,567,054 for all Series A Preferred.

Use of Proceeds:	Ally will not receive any proceeds from the sale of the Series A Preferred. All proceeds of any sale will go to the Selling Securityholder.

Listing:	The Series A Preferred have been approved for listing on the New York Stock Exchange (“NYSE”) under the trading symbol “ALLY PRB”, subject to notice of issuance. The Series A Preferred are expected to begin trading on the NYSE within 30 days after they are first issued.

CUSIP/ISIN Numbers:	CUSIP: 02005N 308
ISIN: US02005N3089

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Barclays Capital Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 and Barclays Capital Inc. toll free at 1-888-603-5847.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.